SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Any statements made during this presentation referring to the Company’s business outlook, projections and financial and operating goals represent beliefs and assumptions of the Management of Net Serviços de Comunicação S.A and are based on information currently available to the Company. Forward -looking statements do not guarantee performance. These take in risks, uncertainties and premises since they refer to future events and, therefore depend on circumstances that may not occur.

The audience should understand that general economic and industry conditions, as well as, other operating factors may affect the Company’s future results and lead to outcomes that may be materially different from those expressed in such forward -looking statements.

I. Company Profile II. Operating Results III. Financial Results IV. Final Remarks

I. Company Profile II. Operating Results III. Financial Results IV. Final Remarks

Goal: “To be the best option in multi-service via cable, connecting people to the world."

Values: “Integrity, Results, Excellence, Team Work and Pragmatic Attitude"

Highlights:

• Cash generation capacity able to support the Company’s accelerated growth in 2006 without accessing the capital markets

• Broadband demand in the next 2 years should remain less dependent on the Brazilian economy and more dependent on consumer behavior and content development

• Net Digital and Mega Flash are examples of tools for enhancing ARPU in the next 12 months among classes A and B

• Triple Play offer is attractive and should support the Company’s growth.

• Capex is 80/90% variable with a 18-24 month payback.

NET’s operations cover the main cities of Brazil

•Unique geographic coverage, in both
expansion and quality:

•7,2 million homes reached,
(approximately 60% of all the cable
structure in Brazil)

•Covers around 1/3 of the homes
belonging to classes A/B

•Unique urban and high quality
coverage with about 36 thousand km

NET Services	Number of
Cities

Pay TV	44
Broadband	12
Voice	9

I. Company Profile II. Operating Results III. Financial Results IV. Final Remarks

Source: PTS no.112, June 2006

Brazil is the 11º in the world Ranking of internet users

Sources: PTS N-112 June 06; Reports, Telemar and Brasil Telecom, Telefônica

Net Fone Via Embratel Subscriber Base	•Offered in the following cities:

	•São Paulo	•Curitiba
	•Campinas	•Florianópolis
	•Santos	•Belo Horizonte
	•Rio de Janeiro	•Brasília.
•Porto Alegre

Over 90 % of the Net Fone Via Embratel Base are Triple Play users

• Advantages

   • Monthly fee includes all types of calls

   • Tariff charged per minute instead of pulse

   • Local calls between Net Fone subscribers are for free

   • Long distance calls between Net Fone subscribers charged as a local fee

(HP in million )

(in million HP)

(in million HP)

(in million HP)

(in million HP)

I. Company Profile II. Operating Results III. Financial Results IV. Final Remarks

*Customer Relations, Payroll and Benefits, third-party services, ECAD and others

Estimates – Average*
R$ Million	2006
Net Revenue	1,905
EBITDA	517
EBITDA Margin	27%
Net Income	138
PTV Subscriber base	1,726
Virtua Subscriber base	676

(*) Average Estimates from Institutions:
ABN	Fator
AgoraSenior	JP Morgan
Banif	Itaú
Bear Sterns	Morgan Stanley
BES	Pactual
Bradesco	Santander
CSFB	UBS
Citi	Unibanco
Deustche

* The presented estimates are in accordance with the Company’s growth strategies.

I. Company Profile II. Operating Results III. Financial Results IV. Final Remarks

Net’s Corporate Governance best practices have been recognized by investors and by the financial community

• Bovespa Level 2 Company, with 100% Tag Along rights for all shareholders.

• Creation of the Disclosure , Committee composed by the Company’s Executive Officers.

• Permanent Fiscal Board with 3 independent members, being 2 of them hired by an independent headhunter and 1 indicated by minority shareholders.

• Board of Directs with 20% of independent members

• Periodic meetings with the financial community, respecting a 15-day Quiet Period before the earnings release.

• Leader in the Pay-TV sector.

• Important Broadband service provider in Brazil (Virtua) .

• Adequate financial structure and cash generation capacity supports accelerated growth without accessing the Capital Market.

• Solid Triple Play offer (PTV, Broadband and Net Fone Via Embratel) .

• Net is within Bovespa’s companies with highest liquidity.

Attachments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.